Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REPORTS FOURTH-QUARTER
AND FULL-YEAR 2008 RESULTS

MONTERREY, MEXICO, January 29, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 23% in the fourth quarter of 2008 to US$4.5 billion and remained flat for the full year at US$21.7 billion versus the comparable periods in 2007. EBITDA fell 27% in the fourth quarter of 2008 to US$808 million and decreased 5% for the full year to US$4.3 billion.

CEMEX’s Consolidated Fourth-Quarter and Full-Year Financial and Operational Highlights

•
Lower sales in the quarter were primarily attributable to lower volumes, which were partially mitigated by better price resiliency in most of our markets. The infrastructure sector was the main driver of demand in most of the markets we serve.

•
Free cash flow after maintenance capital expenditures for the quarter was US$474 million, down 29% from US$671 million in the same quarter of 2007. For the full-year 2008, free cash flow after maintenance capital expenditures was up 1% to US$2.6 billion.

•	Operating income in the fourth quarter decreased 35%, to US$384 million, from the comparable period in 2007 and decreased 16% to US$2.5 billion for the full-year 2008.

Hector Medina, Executive Vice President of Planning and Finance, said: “The year 2008 was one of extraordinary volatility in the financial markets and economic weakness that continues to spread throughout the global economy and the fourth quarter was one of the most difficult quarters in recent history. In response to the challenging times we are facing, we remain focused on paying down debt and improving the efficiency of our operations in order to strengthen our financial structure.”

Consolidated Corporate Results

In the fourth quarter of 2008, majority net income was a loss of US$707 million. For the full-year 2008, majority net income decreased 92% to US$203 million. The loss in majority net income for the quarter is due primarily to lower operating income, the loss on financial instruments, and an impairment expense, all partially mitigated by the recognition of a deferred tax benefit.

Net debt at the end of the fourth quarter was US$18 billion. The net-debt-to-EBITDA ratio reached 4.0 times at the close of the fourth quarter of 2008 compared with 3.4 times at the close of the third quarter of 2008. Interest coverage reached 4.9 times at the close of the quarter, up from 4.8 times in third quarter 2008.

Main Markets Fourth-Quarter Highlights

CEMEX’s operations in Mexico reported net sales of US$820 million in the fourth quarter of 2008, down 13% from the same period in 2007. EBITDA decreased 14% to US$302 million.

Net sales in our operations in the United States decreased 32% in the fourth quarter of 2008 to US$983 million. EBITDA decreased 55% to US$129 million versus the same period in the previous year.

In Spain, our net sales for the quarter were US$247 million, down 49% from the fourth quarter of 2007, while EBITDA decreased 59% to US$60 million.

Our operations in the United Kingdom experienced a 36% decrease in net sales, to $318 million, when compared with the same quarter of 2007. EBITDA was a loss of US$19 million in the fourth quarter.

During the fourth quarter of 2008, net sales in the Rest of Europe region decreased 11% to US$922 million versus the comparable period in the previous year. EBITDA decreased 15% to US$82 million versus US$96 million in the comparable period of 2007.

CEMEX’s operations in South/Central America and the Caribbean region reported net sales of US$378 million during the fourth quarter of 2008, representing a decrease of 28% from the same period in 2007. EBITDA decreased 29% for the quarter to US$121 million versus US$169 million in 2007.

Fourth-quarter net sales in Africa and the Middle East region were US$278 million, up 46% from the same quarter of 2007. EBITDA increased 121% to US$72 million for the quarter versus the comparable period in 2007.

Operations in the Asia and Australia region reported an 18% decrease in net sales, to US$424 million, versus the fourth quarter of 2007, while EBITDA was US$76 million, down 6% from the same period in the previous year.

CEMEX will be hosting its CEMEX Day on Wednesday, February 4, 2009, with presentations on different topics from senior management. The CEMEX Day will be webcast live. For more information, visit www.cemex.com.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.